CANANDAIGUA NATIONAL CORPORATION

72 S. Main Street

Canandaigua, NY 14424

January 5, 2011

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn.  Mr. Todd Schissman, Associate Director, and Ms. Babette Cooper

Re:

Canandaigua National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009 (Form 10-K”)

Form 10-Q for Quarterly Period Ended September 30, 2010 (“9.30.10 10-Q”)
File No. 000-18562

Ladies and Gentlemen:

In connection with our initial response dated December 27, 2010 to your letter, dated December 13, 2010, setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Company’s filings listed above we respectfully request an extension of time to respond to February 1, 2011.  We have scheduled a call to discuss certain matters in the letter (Items 1, 6 and 7) with Messrs. Windsor and Seaman of the Commission’s Division of Corporation Finance for tomorrow, January 6, 2011 at 11:00 a.m.

We request this extension to allow us to address your questions completely and accurately.  Our staff is limited and there are significant pressures and time commitments related to closing books for the year end and preparation of the Annual Report and 10-K.  The extended response period will allow us to coordinate our response with preparation of our year-end reports.

We thank you for your consideration and look forward to your response.

If you have any questions or additional comments, please call me at 585-396-4260 ext. 36044 or Steven H. Swartout, Esq., the Company’s Executive Vice President and General Counsel, at 585-394-4260, ext 36107.

Sincerely,

Lawrence A. Heilbronner

Executive Vice President and Chief Financial Officer and its Principal Accounting Officer